ADOMANI, Inc.
4740 Green River Road, Suite 106

Corona, California 92880

VIA EDGAR

January 4, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Tonya K. Aldave Mr. J. Nolan McWilliams

Re:	ADOMANI, Inc. Registration Statement on Form S-1 File No. 333-220983

Acceleration Request

	Requested Date:	January 4, 2018
	Requested Time:	4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ADOMANI, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on January 4, 2018 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”) of the Commission.

The Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments or the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

January 4, 2018

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. Michael A. Hedge at (949) 623-3519.

Sincerely,

ADOMANI, INC.

By:	/s/ Michael K. Menerey
Michael K. Menerey
Chief Financial Officer

cc:	Effie Simpson, U.S. Securities and Exchange Commission

Jean Yu, U.S. Securities and Exchange Commission

James L. Reynolds, ADOMANI, Inc.

Michael A. Hedge, K&L Gates LLP

Matthew A. Susson, K&L Gates LLP

Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP

Melissa V. Frayer, Orrick, Herrington & Sutcliffe LLP